SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Trevena, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89532E109

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. Alta Partners VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,890,262 (a)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,890,262 (a)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,262 (a)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1% (b)

(14)	Type of Reporting Person PN

(a)    Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 3,890,262 shares of common stock (“Common Stock”) of Trevena, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)    The percentage set forth in row (13) is based on the 25,734,361 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated and filed with the SEC on January 31, 2014.

(1)	Names of Reporting Persons. Alta Partners Management VIII, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,890,262 (c)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,890,262 (c)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,262 (c)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1% (d)

(14)	Type of Reporting Person OO

(c)  APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(d) The percentage set forth in row (13) is based on the 25,734,361 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated and filed with the SEC on January 31, 2014.

(1)	Names of Reporting Persons. Farah Champsi

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,890,262 (e)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,890,262 (e)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,262 (e)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1% (f)

(14)	Type of Reporting Person IN

(e) Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.  Champsi serves as a director on the Issuer’s board of directors.

(f) The percentage set forth in row (13) is based on the 25,734,361 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated and filed with the SEC on January 31, 2014.

(1)	Names of Reporting Persons. Daniel Janney

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,890,262 (g)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,890,262 (g)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,262 (g)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1% (h)

(14)	Type of Reporting Person IN

(g) Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(h) The percentage set forth in row (13) is based on the 25,734,361 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated and filed with the SEC on January 31, 2014.

(1)	Names of Reporting Persons. Guy Nohra

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,890,262 (i)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,890,262 (i)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,262 (i)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1% (j)

(14)	Type of Reporting Person IN

(i) Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(j) The percentage set forth in row (13) is based on the 25,734,361 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated and filed with the SEC on January 31, 2014.

Item 1.                          Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Trevena, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1018 West 8th Avenue, Suite A, King of Prussia, PA, 19406. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.                          Identity and Background.

(a)                This Statement is being filed by (i) Alta Partners VIII, L.P., a Delaware limited partnership (“AP VIII”), (ii) Alta Partners Management VIII, LLC, a Delaware limited liability company (“APM VIII”), and (iii) Farah Champsi, Daniel Janney, and Guy Nohra (collectively referred to as the “Managing Directors”), the Managing Directors of APM VIII.  AP VIII, APM VIII, and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)                The principal executive offices of AP VIII and APM VIII, and the business address of each of the Managing Directors are located at One Embarcadero Center, Suite 37th Floor, San Francisco, California 94111.

(c)                 The principal business of AP VIII is making venture capital investments.  APM VIII’s principal business is acting as general partner of AP VIII.  Each of the Managing Directors’ principal business is acting as a director of APM VIII.

(d)                During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)                  Each of the Managing Directors is a citizen of the United States.

Item 3.                          Source and Amount of Funds or Other Consideration.

Between January 2008 and December 2011, AP VIII purchased an aggregate of (i) 6,000,000 shares of Series A Preferred Stock (“Series A Shares”) for an aggregate purchase price of $6 million, (ii) 8,400,000 shares of Series B Preferred Stock (“Series B Shares”) for an aggregate purchase price of $8.4 million, (iii) 1,400,000 shares of Series B-1 Preferred Stock (“Series B-1 Shares”) and 550,000 warrants to purchase additional Series B-1 Shares for an aggregate purchase price of $1.4 million, and (iv) 4,840,686 shares of Series C Preferred Stock (“Series C Shares”) for an aggregate purchase price of $7.9 million.  The Series A Shares, the Series B Shares, the Series B-1 Shares, the warrants to purchase Series B-1 Shares and the Series C Shares are collectively referred to as the “Preferred Stock.”  AP VIII, received the funds used to purchase the Series A Shares from capital contributions made to AP VIII by its partners for investment purposes.

Upon the closing of the Issuer’s initial public offering on February 5, 2014 (the “IPO Closing”), all of the Preferred Stock automatically converted into shares of Common Stock, and AP VIII received 3,417,849 shares of Common Stock in the aggregate.

Additionally, AP VIII purchased 472,410 shares of Common Stock (the “IPO shares”) as part of the Issuer’s initial public offering, which purchase closed as part of the IPO Closing.  The aggregate purchase price of the IPO Shares was approximately $3.3 million. AP VIII received the funds used to purchase the IPO Shares from capital contributions made to AP VIII by its partners and members for investment purposes.

Item 4.                          Purpose of Transaction.

AP VIII purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                          Interest in Securities of the Issuer.

(a)                As of February 5, 2014, AP VIII directly held 3,890,262 shares of Common Stock, representing 15.1% of the Issuer’s outstanding Common Stock as of such date.  As the general partner of AP VIII, APM VIII beneficially owned an aggregate of 3,890,262 shares of Common Stock, representing 15.1% of the Issuer’s Common Stock outstanding as of such date. Each of Managing Directors beneficially owned 3,890,262 shares of Common Stock a, representing 15.1% of the Issuer’s outstanding Common Stock as of such date.  The percentages set forth in this Item 5 are based on the 25,734,361 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated and filed with the SEC on January 31, 2014.

(b)                     AP VIII has sole voting and dispositive control over 3,890,262 shares of Common Stock.  None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 3,890,262 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 3,890,262 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c)                 Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)                No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                 Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The Issuer, AP VIII and certain other investors are party to an Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), which contains certain registration rights with respect to shares of Common Stock held by AP VIII and other investors.  The shares entitled to registration rights under the Investor Rights Agreement are referred to herein as “Registrable Securities.”

Demand Registration Rights

At any time beginning 180 days after the IPO Closing, holders of at least 1,250,000 shares of Common Stock  have the right to demand that the e Issuer file up to a total of two registration statements, as long as the anticipated aggregate gross offering price, net of underwriting discounts and commissions, would exceed $5 million. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, the Issuer required to effect the registration as expeditiously as reasonably possible.

Form S-3 Registration Rights

At any time after the Issuer become eligible to file a registration statement on Form S-3, holders of Registrable Securities will be entitled, upon their written request, to have such shares registered on a Form S-3 registration statement, provided that such requested registration has an anticipated aggregate offering size to the public of at least $1 million and subject to other specified conditions and limitations. Registrations effected on Form S-3 will not reduce the number of demand registrations allowed, as described under “Demand Registration Rights” above.

Piggyback Registration Rights

If the Issuer proposes to register any of our securities under the Securities Act of 1933, as amended (the “Securities Act”), either for its own account or for the account of other stockholders, the holders of Registrable Securities will each be entitled to notice of the registration and will be entitled to include their shares of Common Stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances.

Expenses of Registration

The Issuer will pay all registration expenses related to any registration effected pursuant to the demand, Form S-3, and piggyback registration rights described above, although the holders requesting their shares to be registered shall bear any underwriting discounts and selling commissions. In an underwritten offering, the Issuer and the managing underwriter have the right, subject to specified conditions, to limit the number of shares such holders may include.

Expiration of Registration Rights

The registration rights granted under the Investor Rights Agreement will terminate upon the third anniversary of the IPO Closing or, if earlier, with respect to a particular holder, at such time as that holder holds less than 1% of the Common Stock and such holder and its affiliates may sell all of their shares of Common Stock pursuant to Rule 144 under the Securities Act without any restriction during any 90-day period.

Lock-up Agreement

The Issuer and the holders of substantially all of the Common Stock outstanding on January 31, 2014, including each of the Issuer’s executive officers and directors (including Ms. Champsi), have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that the Issuer and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the Issuer’s Common Stock, any options or warrants to purchase shares of the Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of the representatives of the underwriters for a period of 180 days from February 5, 2014.

Item 7.                          Material to be Filed as Exhibits.

Exhibit A:          Joint Filing Statement.

Exhibit B:          Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-191643), filed with the SEC on October 9, 2013).

Exhibit C:          Form of Lock-up Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
Daniel Janney, Managing Director			Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: February 18, 2014

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT C

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.

JEFFERIES LLC,

As Representatives of the several

Underwriters named in Schedule I of the Underwriting Agreement

c/o Barclays Capital Inc.

745 Seventh Avenue
New York, New York 10019

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.001 per share (the “Common Stock”), of Trevena, Inc., a Delaware corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Jefferies LLC, on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 180th day after the date of the final prospectus relating to the Offering (such 180-day period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in the open market after the completion of the offering, (b) bona fide gifts, sales or other dispositions of shares of any class of the Company’s capital stock, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company); provided that it shall be a condition to any transfer pursuant to this clause (b) that (i) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto, (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended (the “Act”), and the Securities Exchange Act of 1934 (the “Exchange Act”)) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the 180-day period referred to above, and (iii) the undersigned notifies Barclays Capital Inc. and Jefferies LLC at least two business days prior to the proposed transfer or disposition, (c) the exercise of warrants or the exercise of stock options granted pursuant to the Company’s stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to shares of Common Stock issued upon such exercise or conversion, (d) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period (as the same may be extended pursuant to the provisions hereof); provided further, that the Company is not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Commission under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan, and (e) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by the Company under the Act of the undersigned’s shares of Common Stock, provided that no transfer of the undersigned’s shares of Common Stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Act with respect to any of the undersigned’s shares of Common Stock during the Lock-Up Period.

If the undersigned is an officer or director of the Company, (i) the undersigned agrees that the foregoing provisions shall be equally applicable to any issuer-directed Stock, as referred to in FINRA Rule 5131(d)(2)(A) that the undersigned may purchase in the Offering pursuant to an allocation of Stock that is directed in writing by the Company, (ii)  each of Barclays Capital Inc. and Jefferies LLC agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Barclays Capital Inc. and Jefferies LLC will notify the Company of the impending release or waiver, and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by issuing a press release through a major news service (as referred to in FINRA Rule 5131(d)(2)(B)) at least two business days before the effective date of the release or waiver.  Any release or waiver granted by Barclays Capital Inc. and Jefferies LLC hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions.  Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This Lock-Up Letter Agreement shall automatically terminate upon the earliest to occur, if any, of (1) the termination of the Underwriting Agreement before the sale of any Stock to the Underwriters or (2) March 31, 2014 in the event that the Underwriting Agreement has not been executed by that date.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:
Name:
Title:
Dated: